UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 28, 2024, Xiao-I Corporation (“Xiao-I”) released its unaudited semi-annual report for the six months ended June 30, 2024, which report is furnished as Exhibit 99.1 to this Report on Form 6-K.

On June 26, 2024, a putative securities class action lawsuit was filed in the Supreme Court of the State of New York, naming Xiao-I Corporation (the “Company”), Hui Yuan, Wei Weng, Wenjing Chen, Xiaomei Wu, Jun Xu, Zhong Lin, and H. David Sherman, among others, as defendants.  The case is captioned Milev v. Xiao-I Corporation et al., Index No. 653294/2024.  The initial complaint alleged violations of Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) based on allegedly false and misleading statements and material omissions in the registration statement and prospectus the Company issued in connection with its March 13, 2023 initial public offering (the “Offering Documents”). On September 13, 2024, the plaintiff filed an amended class action complaint against the same defendants.  The amended complaint alleges violations of Sections 11 and 15 of the Securities Act based on purportedly false and misleading statements and material omissions in the Company’s Offering Documents.  Specifically, it alleges that the Company did not disclose certain line items in its statement of comprehensive income in violation of Section 210.5-03 of Regulation S-X. The purported class in the amended complaint includes all persons who purchased or otherwise acquired Xiao-I securities in the initial public offering, or who purchased Xiao-I securities thereafter pursuant and/or traceable to the Offering Documents.  Defendants will move to dismiss the amended complaint on or before October 31, 2024.  While the Company cannot predict the outcome of this matter, it believes the putative class action to be without merit and plans to vigorously defend itself.  At this time, we cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

On October 15, 2024, a putative securities class action was filed in the United States District Court for the Southern District of New York, naming Xiao-I Corporation (the “Company”) and certain of its officers and directors, among others, as defendants.  The case is captioned Yunfan Fan v. Xiao-I Corporation et al., 24-cv-07837.  The operative complaint alleges violations of Sections 11 and 15 of the Securities Act of 1933 as well as violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The Complaint alleges that Xiao-I’s Registration Statement and Prospectus filed in conjunction with its March 9, 2023 initial public offering (together, the “Offering Documents”), as well as certain of its subsequent periodic reports, contained material misstatements and/or omissions concerning: (i) certain of the Company’s Chinese stockholders’ compliance with Circular 37 Registration; (ii) the Company’s compliance with GAAP; (iii) the Company’s efforts to remediate disclosed material weaknesses in its controls over financial reporting; (iv) the impact of the Company’s research and development expenses on its business and financial results; and (v) the Company’s compliance with the NASDAQ's Minimum Bid Price Requirement. The purported class in the operative complaint includes all persons who purchased Xiao-I securities either (i) pursuant and/or traceable to the Offering Documents and/or (ii) between March 9, 2023 and July 12, 2024.  Motions for appointment as lead plaintiff must be filed on or before December 16, 2024.  As of the date of this filing, Xiao-I has not been formally served. While the Company cannot predict the outcome of this matter, it believes the putative class action to be without merit and plans to vigorously defend itself.  At this time, we cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

INCORPORATION BY REFERENCE

The Form 6-K and the exhibit to the Form 6-K, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the registration statements on Form S-8 (SEC File No. 333-275743) and Form F-3 of Xiao-I Corporation (the “Company”), as amended (SEC File No. 333-279306) (including any prospectuses forming part of such registration statements), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release – Xiao-I Corporation Reports Unaudited 2024 First Half Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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